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                       UNITED STATES                          SEC FILE NUMBER
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549                         001-12085

                       FORM 12b-25                         ---------------------

               NOTIFICATION OF LATE FILING                     CUSIP NUMBER

                                                                 637277104
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(Check one):  _X__ Form 10-K  ___ Form 20-F  ___ Form 11-K  __ Form 10-Q
               ___ Form N-SAR  ___ Form N-CSR

                   For Period Ended:  December 31, 2006
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                   ___ Transition Report on Form 10-K
                   ___ Transition Report on Form 20-F
                   ___ Transition Report on Form 11-K
                   ___ Transition Report on Form 10-Q
                   ___ Transition Report on Form N-SAR
                   For the Transition Period Ended:_____________________________

                   Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

National R.V. Holdings, Inc.
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Full Name of Registrant



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Former Name if Applicable


3411 N. Perris Blvd.
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Address of Principal Executive Office (Street and Number)


Perris, California 92571
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
_X_ day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

On February 20, 2007, several weeks after the end of the fiscal year, the Company sold its wholly-owned subsidiary Country Coach, Inc. ("Country Coach"). As of the date of this filing, the Company is still working on preparing financial information and other accounting issues in connection with such sale and will not be able to meet the timing requirements for filing its Annual Report on Form 10-K for the year ended December 31, 2006. As a result, the Company is seeking the extension provided by filing this Form 12b-25 in order to allow the Company to complete its financial statements. The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-K for the year ended December 31, 2006 prior to the reporting deadline provided by such extension.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas J. Martini                   951            943-6007
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         (Name)                     (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes _X__ No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes _X_ No ___

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of its results of operations from the corresponding period for the last fiscal year due to the sale of Country Coach that was completed on February 20, 2007. The Company is in the final stages of preparing financial information related to the acquisition. The Company expects that it will be able to complete the remaining work on its 2006 financial statements to be included in its Form 10-K prior to the reporting deadline provided by filing this Form 12b-25.


This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including that the Company will file its Form 10-K prior to the reporting deadline as extended by this filing. Investors are cautioned that forward-looking statements are inherently uncertain, including uncertainties related to the completion of the Company's financial statements and assessment of its internal control over financial reporting. The Company's actual performance and results may differ materially from that projected or suggested herein due to certain risks and uncertainties including, without limitation, the ability to complete its evaluation and testing of internal control over financial reporting or complete its financial statements in time, the cyclical nature of the recreational vehicle industry; seasonality and potential fluctuations in the Company's operating results; any material weaknesses in the Company's internal control over financial reporting; the Company's dependence on chassis suppliers; potential liabilities under dealer/lender repurchase agreements; competition; government regulation; warranty claims; product liability; and dependence on certain dealers and concentration of dealers in certain regions. Certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested are set forth in the Company's filings with the SEC and the Company's public announcements, copies of which are available from the SEC or from the Company upon request.

                          National R.V. Holdings, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 16, 2007                          By: /s/ Thomas J. Martini
                                                  Thomas J. Martini
                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).